FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number: 0-29742

Retalix Limited

(Formerly Point of Sale Limited)
(Translation of registrant’s name into English)

10 Zarhin Street, Ra’anana 43000, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

This Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant’s Registration Statement on Form F-3, Registration No. 333-110681; (ii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-09840; (iii) the Registrant’s Registration Statement on Form S-8, Registration No. 333-12146; (iv) the Registrant’s Registration Statement on Form S-8, Registration No. 333-14238; (v) the Registrant’s Registration Statement on Form S-8, Registration No. 333-109874; and (vi) the Registrant’s Registration Statement on Form S-8, Registration No. 333-118930.

CONTENTS

At the 2005 annual meeting of shareholders of Retalix Ltd. (the “Company”), the shareholders will be asked to appoint a new independent auditor. The current term of the Company’s auditor is scheduled to expire at the 2005 annual meeting. The Company’s Audit Committee and Board of Directors have recommended that the shareholders appoint in its place Kost, Forer, Gabbay & Kasierer, a Member of Ernst & Young Global. The recommendation to rotate the Company’s independent auditor was made as part of a corporate governance review.

The reports of the Company’s current auditor in regard to the Company’s financial statements for the two most recent fiscal years contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle. In addition, during such period, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of the Company’s current auditor, would have caused it to make reference to the subject matter of the disagreements in connection with its reports.

The text of the Company’s notice of the meeting is set forth below:

NOTICE OF ANNUAL MEETING OF
THE SHAREHOLDERS OF THE COMPANY

We hereby provide notification that the 2005 annual meeting of the shareholders of the Company will be held on April 19, 2005, at 14:00 hours (“the original date”) at the Company’s offices at 10 Zarhin Street, Ra’anana, Israel.

The Issues on the Agenda:

1.	The re-election of the following members of the Board of Directors of the Company, until the next annual general meeting of shareholders: Barry Shaked, Brian Cooper, Sigal Hoffman, Ian O’Reilly, Amnon Lipkin-Shahak (This excludes the current external directors of the company who were elected for a term of three years in the 2003 annual meeting).
2.	The appointment of Kost, Forer, Gabbay & Kasierer as the Company’s independent auditors in place of the Company’s current independent auditor, as well as the authorization of the Board of Directors to determine the independent auditors’ fees.
3.	Discussion regarding the financial statements of the Company for the year ended December 31, 2004.

All the proposed resolutions require the approval of a simple majority of the shareholders of the Company present and participating in the vote.

The record date for the determination of the right of a shareholder to vote in the meeting is April 4, 2005, at the end of the trading day on the Tel Aviv Stock Exchange (the “Record Date”).

Every shareholder in accordance with Section 177(1) of the Israeli Companies Law, which is required to prove his ownership of a share in order to vote in the meeting, is required to provide the Company with an authorization by the Tel-Aviv Stock Exchange member with which such shareholder’s ownership of shares is registered as of the Record Date, or similar proof for shareholders whose shares are held by a broker in the United States.

The full text of the resolutions on the agenda is available for review at the registered offices of the Company, from Sunday through Thursday, during the hours 16:00 – 18:30, commencing on April 1, 2005 at 16:00 hours, and ending on April 18, 2005 at 18:30 hours.

The address of the registered office of the Company is 10 Zarhin Street, Ra’anana, Israel (Tel: +972(9) 776-6677).

A shareholder is entitled to vote personally or through a power of attorney, which must be deposited at the Company’s registered office no later than 48 hours before the date of the meeting. A form of the power of attorney is available at the offices of the Company during regular business hours.

According to the Articles of Association of the Company, the quorum for the meeting will require the presence of two (2) shareholders (personally or represented by someone on their behalf), holding together or representing together at least one third of the voting rights in the Company. If within one-half hour from the time which was set for the meeting a quorum is not present, an adjourned meeting will be held on April 20, 2005, at 14:00, at the same location. If a quorum will not be present at the Postponed Meeting within one-half hour, any two (2) shareholders present (personally or represented by someone on their behalf), will constitute a quorum.

By order of the Board of Directors

Barry Shaked Director March 28, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 24, 2005.	Retalix Limited (Registrant) BY: /S/ Guy Geri —————————————— Guy Gery, Controller